Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except Ratio of Earnings to Fixed Charges)	Fiscal Year
	2015	2014	2013	2012	2011
Earnings:
Add:
Income before taxes	$539,101	$549,061	$485,210	$443,415	$373,546
Fixed charges	63,158	63,098	64,194	59,009	59,864
Amortization of capitalized interest	4,198	3,734	3,087	2,864	2,246
Less:
Capitalized interest	(5,893)	(5,572)	(6,629)	(6,762)	(4,945)

Total Earnings available for fixed charges	$600,564	$610,321	$545,862	$498,526	$430,711

Fixed Charges:
Interest expense	$46,062	$46,067	$46,767	$41,753	$44,639
Capitalized interest	5,893	5,572	6,629	6,762	4,945
Portion of rental expense which represents interest factor (1)	11,203	11,459	10,798	10,494	10,280

Total Fixed charges	$63,158	$63,098	$64,194	$59,009	$59,864

Ratio of Earnings to Fixed Charges	9.51x	9.67x	8.50x	8.45x	7.19x

(1)	Represents one-third of rental expense, which we deem to be a reasonable estimate of the portion of our rental expense that is attributable to interest.